SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 2020 results

São Paulo, March 25, 2021 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its fourth quarter and 2020 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2019.

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1.	Highlights

In 2020, the Company recorded net income of R$ 973.3 million, compared to net income of R$ 3,367.5 million in 2019, a decrease of R$ 2,394.2 million.

Adjusted EBITDA totaled R$ 6,421.8 million, down by R$ 1,088.7 million from the R$ 7,510.5 million reported in 2019.

The main factors were:

a)	Start of operation in the municipality of Mauá

In June 2020, the Company entered into an agreement with the municipality of Mauá, starting operations in November. The impact of this agreement led to an increase of R$ 204.1 million in the 2020 operating revenue and a reversal of R$ 89.6 million in expenses, as shown below:

				R$ million
Impacts of Mauá		2020	2019	Var.-
	Revenue - Wholesale (agreement)(1)	195.0	1.7	193.3
	Revenue - Retail(2)	10.8	-	10.8
(=)	Total Gross Revenue	205.8	1.7	204.1
	COFINS and PASEP	(14.6)	(0.1)	(14.5)
(=)	Net revenue	191.2	1.6	189.6
	Costs and expenses(3)	3.7	-	3.7
	Estimated losses with asset indemnity(4)	85.9	-	85.9
(=)	Total Expenses	89.6	-	89.6
(=)	Net effect	280.8	1.6	279.2

1.	Non-recurring revenue in 2020 resulting from the consent of the agreement
2.	Revenue referring to billing from retail operations
3.	Costs and expenses related to the beginning of operations (excludes indirect costs and expenses)
4.	Non-recurring reversal of estimated losses with asset indemnity, due to the consent of the agreement

b)	Economic instability worsened by COVID-19

The economic instability worsened by COVID-19 impacted the Company, mainly with the:

•	lower revenue from customers in the commercial, industrial and public categories, decreasing the effective average tariff;
•	postponement of the application of the tariff adjustment of May 2020. The compensation for the impact caused by the postponement was authorized by ARSESP and became effective in August 2020. The remaining balance of R$ 37.6 million on operating revenue will be recovered in 2021;
•	payment exemption between April and August for customers in the “Residential Social" and “Residential Favela” categories, of approximately R$ 125.0 million;
•	increase in the level of delinquency, with an impact of R$ 444.8 million in expenses with allowance for doubtful accounts; and
•	exchange rate volatility, increasing expenses with exchange variation by R$ 2,180.3 million.

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c)	Reduction of foreign currency exposure

The Company adopted the following measures during 2020, aiming to reduce exchange exposure:

•	On April 28, 2020, it completed the debt conversion, from US$ 494.6 million to R$ 2,810.9 million, with the Inter-American Development Bank (IDB); and
•	On September 30, 2020, it carried out the early amortization of Eurobonds, in the amount of R$ 1,910.1 million (US$ 350.0 million).

As a result of these actions, the dollar-denominated debt fell by 84.1%, from US$ 1,051.9 million on December 31, 2019 to US$ 167.5 million on December 31, 2020.

Debt denominated in foreign currency accounted for 21% of total debt in 2020 (48% in 2019).

d)	Operation in the municipality of Santo André

The operation in the municipality of Santo André, started in August 2019, represented a decrease of R$ 1,070.4 million in gross operating revenues and an increase of R$ 149.7 million in expenses year on year in 2020. The variation was due to the non-recurring accounting effects of the agreement entered into with the municipality. The operation in the municipality led to a positive result in 2020, as shown in the following table:

				R$ million
Impacts of Santo André		2020	2019	Var.-
	Wholesale Revenue - agreement(1)	-	1,261.7	(1,261.7)
	Wholesale Revenue - billing	-	22.9	(22.9)
	Retail Revenue(2)	354.4	140.2	214.2
(=)	Total Gross Revenue	354.4	1,424.8	(1,070.4)
	COFINS and PASEP	(25.2)	(96.9)	71.7
(=)	Net Revenue	329.2	1,327.9	(998.7)
	Costs and Expenses(3)	(141.8)	(56.8)	(85.0)
	Allowance for doubtful accounts(4)	(13.2)	51.5	(64.7)
(=)	Total Expenses	(155.0)	(5.3)	(149.7)
(=)	Net effect	174.2	1,322.6	(1,148.4)

1.	Non-recurring revenue in 2019 due to the consent of the agreement
2.	Refers to billing from retail operation
3.	Costs and expenses relates to the operation (excludes indirect costs and expenses)
4.	Reversal of non-recurring allowance for doubtful accounts due to the consent of the agreement

e)	TAC - Retirees

On February 20, 2009, Sabesp and the Public Prosecution Office of the State of São Paulo signed a Conduct Adjustment Term (TAC), in which the Company pledged to carry out the gradual dismissal of retired employees. As a result of this TAC, a provision was made for the dismissal of these employees.

The Public Prosecution Office closed the case regarding the TAC on October 11, 2019, given its understanding that the legal requirements were fully achieved. Accordingly, in 3Q19, R$ 173.3 million was reversed in expenses with Salaries, Payroll charges and Pension plan obligations as a non-recurring, the net effect in 2019 was a reversal of R$ 130.3 million.

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f)	Signature of Program Contracts with the Municipalities of São Bernardo do Campo and Guarujá

In 2019, the Company signed program contracts with the municipalities of São Bernardo do Campo and Guarujá for 40 and 30 years, respectively. As a result, the Company ended all legal proceedings, which were recorded as non-recurring expenses, in the amounts of R$ 39.0 million and R$ 46.4 million, respectively.

g)	Healthcare expenses

In August 2019, a new health plan administered by Fundação CESP became effective, replacing the previous health plan, administered by SABESPREV.

Health care expenses were R$ 92.6 million lower in 2020. There was no need to make contributions this year, compared to the R$ 108.6 million recorded in 2019.

			R$ million
	2020	2019	Var.,
Expenses with healthcare	204.7	297.3	(92.6)

2.	Financial Highlights

								R$ million
		2020	2019	Var. (R$)%		4Q20	4Q19	Var. (R$)%
	Gross operating revenue	15,157.8	16,134.0	(976.2)	(6.1)	4,052.2	4,034.7	17.5	0.4
	Construction revenue	3,716.6	2,946.5	770.1	26.1	1,122.2	955.0	167.2	17.5
	COFINS and PASEP/TRCF taxes	(1,076.9)	(1,096.9)	20.0	(1.8)	(290.2)	(293.1)	2.9	(1.0)
(=)	Net operating revenue	17,797.5	17,983.6	(186.1)	(1.0)	4,884.2	4,696.6	187.6	4.0
	Costs and expenses	(9,796.8)	(9,375.6)	(421.2)	4.5	(2,477.5)	(2,513.2)	35.7	(1.4)
	Construction costs	(3,630.1)	(2,881.4)	(748.7)	26.0	(1,095.0)	(934.7)	(160.3)	17.1
	Equity result	14.1	3.7	10.4	281.1	4.5	(4.6)	9.1	(197.8)
	Other operating revenue (expenses), net	107.7	(18.7)	126.4	(675.9)	(5.6)	(37.1)	31.5	(84.9)
(=)	Earnings before financial result, income tax and social contribution	4,492.4	5,711.6	(1,219.2)	(21.3)	1,310.6	1,207.0	103.6	8.6
	Financial result	(3,166.4)	(1,033.7)	(2,132.7)	206.3	(180.0)	(7.7)	(172.3)	2,237.7
(=)	Earnings before income tax and social contribution	1,326.0	4,677.9	(3,351.9)	(71.7)	1,130.6	1,199.3	(68.7)	(5.7)
	Income tax and social contribution	(352.7)	(1,310.4)	957.7	(73.1)	(299.1)	(142.3)	(156.8)	110.2
(=)	Net income	973.3	3,367.5	(2,394.2)	(71.1)	831.5	1,057.0	(225.5)	(21.3)
	Earnings per share* (R$)	1.42	4.93			1.22	1.55

* Total shares = 683,509,869

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Adjusted EBITDA Reconciliation (Non-accounting measures)

								R$ million
		2020	2019	Var. (R$)%		4Q20	4Q19	Var. (R$)	%,
	Net income	973.3	3,367.5	(2,394.2)	(71.1)	831.5	1,057.0	(225.5)	(21.3)
	Income tax and social contribution	352.7	1,310.4	(957.7)	(73.1)	299.1	142.3	156.8	110.2
	Financial result	3,166.4	1,033.7	2,132.7	206.3	180.0	7.7	172.3	2,237.7
	Other operating revenues (expenses), net	(107.7)	18.7	(126.4)	(675.9)	5.6	37.1	(31.5)	(84.9)
(=)	Adjusted EBIT*	4,384.7	5,730.3	(1,345.6)	(23.5)	1,316.2	1,244.1	72.1	5.8
	Depreciation and amortization	2,037.1	1,780.2	256.9	14.4	526.8	480.7	46.1	9.6
(=)	Adjusted EBITDA**	6,421.8	7,510.5	(1,088.7)	(14.5)	1,843.0	1,724.8	118.2	6.9
	(%) Adjusted EBITDA margin	36.1	41.8			37.7	36.7

* Adjusted EBIT corresponds to net income before: (i) other operating revenues (expenses), net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to net income before: (i) other operating revenues (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

In 2020, net operating revenue, which considers construction revenue, totaled R$ 17,797.5 million, down 1.0% from 2019.

Costs and expenses, which consider construction costs, totaled R$ 13,426.9 million, up 9.5% over 2019.

Adjusted EBIT totaled R$ 4,384.7 million, down 23.5% from the R$ 5,730.3 million recorded in 2019.

Adjusted EBITDA totaled R$ 6,421.8 million, down 14.5% from the R$ 7,510.5 million recorded in 2019.

The adjusted EBITDA margin reached 36.1% in 2020, compared to 41.8% in 2019.

Excluding the effects of revenues and construction costs, adjusted EBITDA margin reached 45.0% in 2020, compared to 49.5% in 2019.

The Company recorded net income of R$ 973.3 million in 2020, compared to net income of R$ 3,367.5 million in 2019.

3.	Gross operating revenue

The gross operating revenue related to the sanitation services, in the amount of R$ 15,157.8 million, which does not consider construction revenue, decreased by R$ 976.2 million or 6.1%, when compared to R$ 16,134.0 million in 2019.

The main factors that led to this decrease were:

•	Signing of the agreement with the municipality of Santo André in 2019, generating non-recurring revenue of R$ 1,261.7 million;
•	Lower billed volume in the commercial, industrial and public categories, resulting in a decrease of approximately R$ 805.0 million, compared to last year; and
•	Exemption granted to customers in the “Residential Social” and “Residential Favela” categories from paying water and sewage bills, leading to a decrease of R$ 40.2 million between April and August.

The decrease in operating revenue was offset by:

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•	Consent of agreement with the municipality of Mauá in June 2020, resulting in an increase of R$ 204.1 million;
•	Higher billed volume in the residential category, resulting in an increase of approximately R$ 840.0 million;
•	Higher revenue from retail sales in the municipality of Santo André, in the amount of R$ 214.2 million; and
•	Tariff adjustment of 3.4% since August 2020.

4.	Construction revenue

In 2020, construction revenue increased by R$ 770.1 million, or 26.1%, compared to 2019. The variation was mainly due to higher asset investments.

5.	Billed volume

The following tables show the water and sewage billed volume, on a quarter-over-quarter and year-over-year basis, per customer category and region. The volumes of Santo André, Mauá and the categories exempt from payment are presented individually.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3
	Water		Sewage			Water + Sewage
Category	2020	2019	%	2020	2019	%	2020	2019	%
Residential	1,754.3	1,710.1	2.6	1,518.9	1,471.8	3.2	3,273.2	3,181.9	2.9
Commercial	159.1	175.8	(9.5)	151.2	171.1	(11.6)	310.3	346.9	(10.6)
Industrial	30.7	32.7	(6.1)	35.1	39.6	(11.4)	65.8	72.3	(9.0)
Public	35.8	44.1	(18.8)	31.5	39.6	(20.5)	67.3	83.7	(19.6)
Total retail	1,979.9	1,962.7	0.9	1,736.7	1,722.1	0.8	3,716.6	3,684.8	0.9
Wholesale(3)	50.1	48.1	4.2	14.5	16.0	(9.4)	64.6	64.1	0.8
Subtotal	2,030.0	2,010.8	1.0	1,751.2	1,738.1	0.8	3,781.2	3,748.9	0.9
Santo André(4)	53.9	67.1	(19.7)	53.4	28.9	84.8	107.3	96.0	11.8
Mauá(5)	29.5	34.8	(15.2)	-	-	-	29.5	34.8	(15.2)
Residencial Social/Favela(6)	45.8	-	-	35.3	-	-	81.1	-	-
Total	2,159.2	2,112.7	2.2	1,839.9	1,767.0	4.1	3,999.1	3,879.7	3.1

	Water			Sewage			Water + Sewage
Category	4Q20	4Q19%		4Q20	4Q19%		4Q20	4Q19%
Residential	442.9	437.0	1.4	383.7	377.0	1.8	826.6	814.0	1.5
Commercial	40.7	44.9	(9.4)	38.6	43.7	(11.7)	79.3	88.6	(10.5)
Industrial	8.1	8.3	(2.4)	8.4	9.9	(15.2)	16.5	18.2	(9.3)

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Public	8.6	11.3	(23.9)	7.4	10.0	(26.0)	16.0	21.3	(24.9)
Total retail	500.3	501.5	(0.2)	438.1	440.6	(0.6)	938.4	942.1	(0.4)
Wholesale(3)	12.9	12.2	5.7	3.5	3.6	(2.8)	16.4	15.8	3.8
Subtotal	513.2	513.7	(0.1)	441.6	444.2	(0.6)	954.8	957.9	(0.3)
Santo André(5)	13.6	13.2	3.0	13.4	13.1	2.3	27.0	26.3	2.7
Mauá(5)	3.4	8.7	(60.9)	-	-	-	3.4	8.7	(60.9)
Residencial Social/Favela(6)	18.4	-	-	14.2	-	-	32.6	-	-
Total	548.6	535.6	2.4	469.2	457.3	2.6	1,017.8	992.9	2.5

WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2020	2019	%	2020	2019	%	2020	2019	%
Metropolitan	1,297.4	1,296.4	0.1	1,139.2	1,137.8	0.1	2,436.6	2,434.2	0.1
Regional(2)	682.5	666.3	2.4	597.5	584.3	2.3	1,280.0	1,250.6	2.4
Total retail	1,979.9	1,962.7	0.9	1,736.7	1,722.1	0.8	3,716.6	3,684.8	0.9
Wholesale(3)	50.1	48.1	4.2	14.5	16.0	(9.4)	64.6	64.1	0.8
Subtotal	2,030.0	2,010.8	1.0	1,751.2	1,738.1	0.8	3,781.2	3,748.9	0.9
Santo André(4)	53.9	67.1	(19.7)	53.4	28.9	84.8	107.3	96.0	11.8
Mauá(5)	29.5	34.8	(15.2)	-	-	-	29.5	34.8	(15.2)
Residencial Social/Favela(6)	45.8	-	-	35.3	-	-	81.1	-	-
Total	2,159.2	2,112.7	2.2	1,839.9	1,767.0	4.1	3,999.1	3,879.7	3.1

	Water			Sewage			Water + Sewage
Region	4Q20	4Q19%		4Q20	4Q19%		4Q20	4Q19%
Metropolitan	325.8	331.5	(1.7)	285.9	291.4	(1.9)	611.7	622.9	(1.8)
Regional(2)	174.5	170.0	2.6	152.2	149.2	2.0	326.7	319.2	2.3
Total retail	500.3	501.5	(0.2)	438.1	440.6	(0.6)	938.4	942.1	(0.4)
Wholesale(3)	12.9	12.2	5.7	3.5	3.6	(2.8)	16.4	15.8	3.8
Subtotal	513.2	513.7	(0.1)	441.6	444.2	(0.6)	954.8	957.9	(0.3)
Santo André(4)	13.6	13.2	3.0	13.4	13.1	2.3	27.0	26.3	2.7
Mauá(5)	3.4	8.7	(60.9)	-	-	-	3.4	8.7	(60.9)
Residencial Social/Favela(6)	18.4	-	-	14.2	-	-	32.6	-	-
Total	548.6	535.6	2.4	469.2	457.3	2.6	1,017.8	992.9	2.5

1.	Unaudited
2.	Including Coastal and Interior Regions
3.	Wholesale includes volumes of reuse water and non-domestic sewage
4.	Billed volume in the retail segment in 2020 and in the wholesale/retail segment in 2019
5.	Billed volume in the wholesale/retail segments in 2020 and in the wholesale segment in 2019
6.	Volume exempt from paying water and sewage bills

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6.	Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses and construction costs increased by R$ 1,169.9 million in 2020 (9.5%). Excluding construction costs, the increase was R$ 421.2 million (4.5%).

Costs, administrative and selling expenses and construction costs as a percentage of net revenue was 75.4% in 2020, compared to 68.2% in 2019.

							R$ million
	2020	2019	Var. (R$)%		4Q20	4Q19	Var. (R$)%
Salaries and Payrollcharges and Pension plan obligations	2,647.0	2,681.9	(34.9)	(1.3)	641.5	712.3	(70.8)	(9.9)
General supplies	263.8	272.9	(9.1)	(3.3)	77.1	76.9	0.2	0.3
Treatment materials	338.8	310.4	28.4	9.1	84.9	80.5	4.4	5.5
Services	1,772.4	1,808.4	(36.0)	(2.0)	448.7	482.0	(33.3)	(6.9)
Electricity	1,217.4	1,142.9	74.5	6.5	301.4	297.9	3.5	1.2
General expenses	998.1	1,177.6	(179.5)	(15.2)	276.8	288.1	(11.3)	(3.9)
Tax expenses	77.4	73.2	4.2	5.7	25.3	17.6	7.7	43.8
Subtotal	7,314.9	7,467.3	(152.4)	(2.0)	1,855.7	1,955.3	(99.6)	(5.1)
Depreciation and amortization	2,037.1	1,780.2	256.9	14.4	526.8	480.7	46.1	9.6
Allowance for doubtful accounts	444.8	128.1	316.7	247.2	95.0	77.2	17.8	23.1
Subtotal	2,481.9	1,908.3	573.6	30.1	621.8	557.9	63.9	11.5
Costs, administrative and selling expenses	9,796.8	9,375.6	421.2	4.5	2,477.5	2,513.2	(35.7)	(1.4)
Construction costs	3,630.1	2,881.4	748.7	26.0	1,095.0	934.7	160.3	17.1
Costs, adm & selling expenses and construction costs	13,426.9	12,257.0	1,169.9	9.5	3,572.5	3,447.9	124.6	3.6
% of net revenue	75.4	68.2			73.1	73.4

Salaries and Payroll charges and Pension plan obligations

In 2020, the R$ 34.9 million decrease was due to:

•	R$ 92.6 million in healthcare expenses, mainly due to the need of contributions in 2019, of R$ 108.6 million;
•	the R$ 35.5 million in pension plans, due to changes in the actuarial assumptions;
•	R$ 20.6 million, mainly due to the 8.2% reduction in the number of employees, arising from the gradual dismissal through the Knowledge Retention Program (Programa de Retenção do Conhecimento - PRC). This effect was mitigated by the application, since February 2020, of 2.0% referring to the assessment cycle of the Career and Salaries Plan;
•	R$ 12.3 million in overtime expenses; and
•	R$ 5.9 million in expenses with transportation voucher.

The above-mentioned decreases were mitigated by the reversal of R$ 130.3 million in expenses with TAC-Retirees in 2019, recorded as a non-recurring event.

Treatment supplies

Increase of R$ 28.4 million, or 9.1%, due to the higher use of algaecides and coagulants in several Water Treatment Plants in the Metropolitan Region of São Paulo in order to maintain the quality of raw water.

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Services

Expenses with services totaled R$ 1,772.4 million, a decrease of R$ 36.0 million, or 2.0%, from the R$ 1,808.4 million recorded in 2019. The main decreases were:

•	R$ 41.8 million with water meter reading and bill delivery;
•	R$ 30.2 million in surveillance expenses; and
•	R$ 17.5 million in credit recovery expenses.

The decreases were partially offset by the R$ 46.9 million increase in paving expenses.

Electricity

Electricity expenses totaled R$ 1,217.4 million in 2020, up R$ 74.5 million, or 6.5%, over the R$ 1,142.9 million recorded in 2019. In 2020, the Free Market Tariffs (ACL) accounted for 47.5% of total expenses (36.7% in 2019) while the Regulated Market Tariffs (ACR) accounted for 52.5% (63.3% in 2019).

The main factors that contributed to this variation were:

•	Average increase of 28.0% in ACL prices (includes Grid Market Tariffs - TUSD), with a 17.6% rise in consumption; and
•	Average decrease of 3.0% in ACR tariffs, with a 5.5% drop in consumption.

General expenses

Decrease of R$ 179.5 million, or 15.2%, totaling R$ 998.1 million in 2020, compared to the R$ 1,177.6 million recorded in 2019, mainly due to the following factors:

•	Non-recurring expenses in 2019 related to the conclusion of legal proceedings, in the amount of R$ 85.4 million, resulting from the signing of agreements with the municipalities of São Bernardo do Campo and Guarujá, in the amounts of R$ 39.0 million and R$ 46.4 million, respectively;
•	Lower provision for the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 31.1 million, due to the decrease in revenue from the municipality;
•	Lower expenses with lawsuits in 2020, of R$ 27.1 million, excluding financial expenses; and
•	Reversal of estimated losses in 2020, in the amount of R$ 12.5 million, resulting from the signature of the agreement with Companhia de Saneamento de Alagoas (CASAL).

Depreciation and amortization

Increase of R$ 256.9 million or 14.4%, due to the start-up of intangible assets, in the total amount of R$ 3.7 billion.

Allowance for doubtful accounts

Increase of R$ 316.7 million, due to:

•	Increase in delinquency rates due to the economic instability worsened by COVID-19; and
•	Non-recurring reversal of R$ 51.5 million in 2019, due to the agreement with the municipality of Santo André.

9

Other operating income (expenses), net

Other net operating revenues and expenses came to a positive variation of R$ 126.4 million, mainly due to:

•	Reversal of estimated losses with assets indemnity of the municipality of Mauá, in the amount of R$ 85.9 million, as a result of the signature of the agreement; and
•	Decrease in the write-off of obsolete items, in the amount of R$ 23.9 million.

7.	Financial result

			R$ million
	2020	2019	Var.	%
Financial expenses, net of income	(807.1)	(698.6)	(108.5)	15.5
Net monetary and exchange variation	(2,359.3)	(335.1)	(2,024.2)	604.1
Financial result	(3,166.4)	(1,033.7)	(2,132.7)	206.3

Financial expenses, net of income

			R$ million
	2020	2019	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	(348.0)	(331.4)	(16.6)	5.0
Interest and charges on international loans and financing	(136.3)	(165.4)	29.1	(17.6)
Other financial expenses	(538.5)	(483.5)	(55.0)	11.4
Total financial expenses	(1,022.8)	(980.3)	(42.5)	4.3
Financial income	215.7	281.7	(66.0)	(23.4)
Financial expenses net of income	(807.1)	(698.6)	(108.5)	15.5

Increase of R$ 108.5 million, mainly due to:

•	R$ 16.6 million increase in interest and charges on domestic loans and financing, due to the US$ 494.6 million debt exchange to R$ 2,810.9 million with the Inter-American Development Bank (IDB), with an effect of R$ 22.7 million;
•	Decrease of R$ 29.1 million in interest and charges on loans and financing in foreign currency, mostly due to: (i) exchange of the US$ 494.6 million debt to R$ 2,810.9 million with the IDB; and (ii) amortization of the debt with Deutsche Bank, in October 2019;
•	R$ 55.0 million increase in other financial expenses, as a result of higher recognition of interest on lawsuits, in the amount of R$ 73.6 million; and
•	Decrease of R$ 66.0 million in financial revenues, mostly from the lower yield on financial investments, due to the reduction of the average DI rate.

10

Monetary and exchange variation, net

				R$ million
	2020	2019	Var.	%
Monetary/exchange rate variation on liabilities
Monetary variation on loans and financing	(86.9)	(44.8)	(42.1)	94.0
Currency exchange variation on loans and financing	(2,180.3)	(234.0)	(1,946.3)	831.8
Other monetary variations	(215.0)	(148.3)	(66.7)	45.0
Monetary/exchange rate variation on liabilities	(2,482.2)	(427.1)	(2,055.1)	481.2
Monetary/exchange rate variation on assets	122.9	92.0	30.9	33.6
Monetary/exchange rate variation, net	(2,359.3)	(335.1)	(2,024.2)	604.1

The effect of net monetary and exchange rate variations in 2020 was R$ 2,024.2 million higher than in 2019, highlighting:

•	R$ 42.1 million increase in monetary variation on loans and financing, due to a higher funding from the 26th debentures issuance;
•	Increase of R$ 1,946.3 million in exchange variations on loans and financing, as a result of the higher appreciation of the U.S. Dollar and Japanese Yen against the Brazilian Real in 2020 (28.9% and 35.8%, respectively), when compared to the appreciation recorded in 2019 (4.0% and 5.3%, respectively);
•	Increase of R$ 66.7 million in other monetary variations, due to: (i) higher monetary variations on lease agreement obligations, in the amount of R$ 34.3 million; and (ii) increase in the monetary variations on lawsuits, in the amount of R$ 31.9 million; and
•	Increase of R$ 30.9 million in monetary and exchange variation gains, due to higher adjustment on overdue bills.

8.	Income tax and Social contribution

In 2020, there was a decreased by R$ 957.7 million due to the lower taxable income, highlighting:

•	Recognition of non-recurring revenue, in the amount of R$ 1,261.7 million, related to the agreement with the municipality of Santo André and the reversal of R$ 173.3 million in TAC - Retiree expenses; and
•	In 2020, we reported an increase in allowance for doubtful accounts, in the amount of R$ 316.7 million, and an increase in expenses with exchange rate variation, in the amount of R$ 1,946.3 million.

11

9.	Indicators
a)	Operating

The Water Loss Reduction Program aims to achieve a consistent loss reduction in the long term, by implementing several operational improvement and maintenance actions, in addition to important actions to renew and improve infrastructure.

As a result of the Program, the total water loss index gradually fell to 27.0% in 2020, corresponding to 263 liters per connection per day.

As from 2021 onwards, the water loss from the municipality of Guarulhos will be accounted for in the index, leading to an increase of approximately 10 liters per connection per day in the total water loss index. Accordingly, the goal for 2021 is reaching an index of 268 liters per connection per day, including the municipality of Guarulhos.

Operating indicators *	2020	2019	%
Water connections(1)	10,088	9,933	1.6
Sewage connections(1)	8,518	8,326	2.3
Population directly served - water(2)	27.5	27.1	1.5
Population directly served - sewage(2)	24.3	23.8	2.1
Number of employees	12,806	13,945	(8.2)
Water volume produced in the year(3)	2,907	2,873	1.2
IPM - Measured water loss (%)(4)	27.0	29.0	(6.9)
IPDt (liters/connection x day)(4)	263.0	285.0	(7.7)

1.	Total connections, active and inactive, in thousand at the end of period - Includes Guarulhos, Santo André (excludes Mauá)
2.	In million inhabitants, at the end of the period - Includes Guarulhos, Santo André (excludes Mauá)
3.	In million of cubic meters - Excludes Aguaí, Tapiratiba and Tejupá
4.	Excludes Guarulhos, Santo André, Mauá, Aguaí, Tapiratiba and Tejupá

* Unaudited

b)	Management’s Indicators

The following performance Management Indicators show: Gross revenue, operating expenses and EBITDA, all of them per billed cubic meter.

The historical series has been presented since 2014, based on quarterly financial data disclosed by the Company, excluding some non-recurring and significant events that would distort the result.

All indicators were calculated based on average values of 4Q20, adjusted by changes in the IPCA consumer price index, to determine the behavior on a same-price base in the period.

Gross Revenue per billed cubic meter increased, especially after the 3Q15. In 4Q20, it was down by 6.0% from 4Q19.

Operating Expenses per billed cubic meter increased in a controlled manner on a quarterly basis, compatible with the expansion of operations, showing a stable average performance and reflecting disciplined cost management. In 4Q20, it was down by 11.2% from 4Q19.

Finally, the EBITDA per cubic meter increased in the period, basically due to the performance of Gross Revenue and Operating Expenses. The 4Q20 had a positive evolution compared to the beginning of the year, reaching the same level as in 4Q19, despite the impact of COVID-19 on the Company’s revenue.

12

Total Gross Revenue per m³ Billed - R$/m³

Figures at 4Q20 average prices, updated by IPCA

The following were not considered:

- Construction revenue

- R$928 million referring to the agreement with Guarulhos in 4Q18

- R$1,254 million referring to agreement with Santo André in 3Q19

- R$195 million referring to agreement with Mauá in 2Q20

Operating Expense per m³ Billed - R$/m³

Figures at 4Q20 average prices, updated by IPCA

Expenses considered: personnel, general supplies, treatement materials, services, electricity, general expenses and tax

Reversals excluded:

- R$696 million referring to agreement with the São Paulo State Government in 1Q15

- R$307 million referring to the migration of the supplementary pension plan in 3Q16

- R$173 million referring to the TAC - Retirees in 3Q19

13

EBITDA per m³ Billed - R$/m³

Figures at 4Q20 average prices, updated by IPCA

The following were not considered:

Revenue:

- R$928 million referring to the agreement with Guarulhos in 4Q18

- R$1,254 million referring to agreement with Santo André in 3Q19

- R$195 million referring to agreement with Mauá in 2Q20

Reversal of expenses:

- R$696 million referring to agreement with the São Paulo State Government in 1Q15

- R$307 million referring to the migration of the supplementary pension plan in 3Q16

- R$173 million referring to the end of the TAC - Retirees in 3Q19

c)	Economic

Economic Variablesat the close of the year*	2020	2019
Amplified Consumer Price Index(1)	4.52	4.31
National Consumer Price Index(1)	5.45	4.48
Consumer Price Index(1)	5.64	4.38
Interbank Deposit Certificate(2)	1.90	4.40
US DOLAR(3)	5.1967	4.0307
YEN(3)	0.05043	0.03715

1.	Accrued in the year (%)
2.	Rate p.a. on the last day
3.	Ptax sale rate on the last day

* Unaudited

10. Loans and financing

The Company has frequent access to Brazilian and international credit markets and maintains solid relationships with public banks and multilateral agencies. Such mix and diversity of sources results in an extended debt amortization profile, at costs compatible with its investment cycle, especially those granted by official Brazilian banks and multilateral credit organizations. Continuing with the guidelines approved by the

14

Board of Directors in 2019 for the management of foreign debt, in order to include initiatives to capture opportunities that decrease the foreign exposure of its debt, at the end of 2020 external indebtedness accounted for 21% of total debt exposed to the exchange variation of the Brazilian real against the U.S. dollar and the Yen, compared to 48% in 2019.

In order to meet its capital needs, the Company carried out its 25th, 26th and 27th debentures issuances at R$ 1.45 billion, R$ 1.05 billion and R$ 1.0 billion, respectively. In April 2020, the Company exchanged US$ 494.6 million debt to R$ 2,810.9 million with the IDB reducing its exposure to the variation of the U.S. dollar. In addition, on September 30, 2020, the Company early amortized Eurobonds in the amount of R$ 1,910.1 million (US$ 357.8 million) to reduce currency exposure and, in November, it entered into an agreement of R$ 950.0 million with IDB Invest.

								R$ thousand
DEBT PROFILE
INSTITUTION	2021	2022	2023	2024	2025	2026	2027 onwards	TOTAL	% of total
Local Currency
Debentures	1,952,670	582,192	681,272	918,988	485,012	378,849	1,632,114	6,631,097	38
Caixa Econômica Federal	90,382	95,391	88,779	87,749	93,243	99,082	860,215	1,414,841	8
BNDES	177,470	177,472	171,350	164,288	144,093	134,841	397,591	1,367,105	8
BID 2202	181,349	181,349	181,349	181,349	181,349	181,349	1,618,053	2,706,147	16
BID INVEST	44,815	89,630	89,630	89,630	89,630	89,630	449,910	942,875	5
Leasing	65,423	41,555	35,412	38,017	41,387	36,536	216,289	474,619	3
Others	3,778	4,038	3,977	1,757	1,610	-	-	15,160	0
Interest and other charges	158,918	-	-	-	-	-	-	158,918	1
Total Local Currency	2,674,805	1,171,627	1,251,769	1,481,778	1,036,324	920,287	5,174,172	13,710,762	79
Foreign Currency
IADB	53,412	53,412	53,412	53,412	54,810	2,795	42,282	313,535	2
IBRD	31,594	31,594	31,594	31,594	31,594	31,594	235,979	425,543	2
JICA	213,086	213,086	213,086	213,086	213,086	213,086	1,389,773	2,668,289	16
IDB 1983AB	39,975	39,975	38,968	-	-	-	-	118,918	1
Interest and other charges	21,577	-	-	-	-	-	-	21,577	0
Total in Foreign Currency	359,644	338,067	337,060	298,092	299,490	247,475	1,668,034	3,547,862	21
Total	3,034,449	1,509,694	1,588,829	1,779,870	1,335,814	1,167,762	6,842,206	17,258,624	100

Covenants

The following table shows the most restrictive clauses in 2020:

Covenants
Adjusted EBITDA/Adjusted Financial Expense	Equal to or higher than 2.80
Adjusted Net Debt/Adjusted EBITDA	Equal to or lower than 3.80
Total Adjusted Debt/Adjusted EBITDA	Lower than 3.65
Other Onerous Debt(1)/Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00
EBITDA/Financial Expense Paid	Equal to or higher than 2.35
Net Debt/Adjusted EBITDA	Equal to or lower than 3.50

1.	“Other Onerous Debt” correspond to the sum of social security liabilities, heathcare plan installment payment of tax debts and installment payment of debts with the Electricity supplier.

As of December 31, 2020, the Company met the requirements set forth by its borrowings and financing agreements.

15

11. CAPEX

Investments totaled R$ 4,379.5 million in 2020. The investment in 4Q20 was R$ 1,262.0 million.

Cash used in 2020 referring to the Company’s historical investment totaled R$ 3.3 billion.

The chart below shows investments broken down by water, sewage and region.

			R$ million
Investments by segment	Water_	Sewage_	Total_
Metropolitan Region	1,647.6	1,518.9	3,166.5
Regional Systems	469.0	744.0	1,213.0
Total	2,116.6	2,262.9	4,379.5

Between 2021 and 2025, the Company plans investments of R$ 21,0 billion, R$ 8,2 billion of which in water supply and R$ 12,8 billion in sewage collection and treatment.

						R$ million
	2021	2022	2023	2024	2025	TOTAL_
Water	1,753	1,555	1,516	1,694	1,648	8,166
Sewage Collection	1,831	2,084	2,197	2,079	1,874	10,065
Sewage Treatment	587	561	472	405	712	2,737
Total	4,171	4,200	4,185	4,178	4,234	20,968

16

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone:(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone:(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

17

Income Statement

Brazilian Corporate Law		R$ '000
	2020	2019
Net Operating Income	17,797,541	17,983,654
Operating Costs	(11,179,667)	(10,137,637)
Gross Profit	6,617,874	7,846,017
Operating Expenses
Selling	(751,286)	(803,404)
Estimated losses with doubtful accounts	(444,826)	(128,099)
Administrative expenses	(1,051,181)	(1,187,844)
Other operating revenue (expenses), net	107,656	(18,748)
Operating Income Before Shareholdings	4,478,237	5,707,922
Equity Result	14,136	3,701
Earnings Before Financial Results, net	4,492,373	5,711,623
Financial, net	(988,028)	(800,583)
Exchange gain (loss), net	(2,178,343)	(233,098)
Earnings before Income Tax and Social Contribution	1,326,002	4,677,942
Income Tax and Social Contribution
Current	(460,721)	(1,155,463)
Deferred	108,037	(154,962)
Net Income for the period	973,318	3,367,517
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	1.42	4.93
Depreciation and Amortization	(2,037,112)	(1,780,094)
Adjusted EBITDA	6,421,829	7,510,465
% over net revenue	36.1%	41.8%

18

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	12/31/2020	12/31/2019
Current assets
Cash and cash equivalents	396,401	2,253,210
Financial investments	3,411,146	-
Trade receivables	2,204,029	2,137,752
Related parties and transactions	168,054	192,906
Inventories	104,848	70,454
Restricted cash	35,742	26,018
Currrentrecoverable taxes	22,672	141,266
Other assets	97,946	74,532
Total current assets	6,440,838	4,896,138

Noncurrent assets
Trade receivables	246,957	215,275
Related parties and transactions	638,591	657,990
Escrow deposits	164,942	177,982
National Water and Sanitation Agency – ANA	26,463	32,466
Other assets	148,164	119,646

Equity investments	63,417	53,187
Investment properties	46,274	47,562
Contract assets	7,969,164	7,617,714
Intangible assets	34,405,575	32,325,447
Property, plant and equipment	268,251	314,393
Total noncurrent assets	43,977,798	41,561,662

Total assets	50,418,636	46,457,800

LIABILITIES AND EQUITY	12/31/2020	12/31/2019
Current liabilities
Trade payables	263,741	369,631
Borrowings and financing	3,034,449	2,859,843
Accrued payroll and related charges	410,943	594,279
Taxes and contributions	266,819	250,318
Dividends and interest on capital payable	231,611	800,352
Provisions	760,209	550,247
Services payable	453,750	474,078
Public-Private Partnership – PPP	130,207	110,291
Program Contract Commitments	162,541	273,932
Other liabilities	185,860	170,453
Total current liabilities	5,900,130	6,453,424

Noncurrent liabilities
Borrowings and financing	14,224,175	10,384,866

19

Deferred income tax and social contribution	320,716	433,996
Deferred Cofins and Pasep	149,444	143,693
Provisions	492,093	485,561
Pension obligations	2,868,594	3,360,932
Public-Private Partnership – PPP	3,045,066	3,183,689
Program Contract Commitments	68,939	103,321
Other liabilities	555,775	272,535
Total noncurrent liabilities	21,724,802	18,368,593

Total liabilities	27,624,932	24,822,017

Equity
Paid-up capital	15,000,000	15,000,000
Profit reserve	8,194,706	7,547,954
Other comprehensive income	(401,002)	(912,171)
Total equity	22,793,704	21,635,783

Total equity and liabilities	50,418,636	46,457,800

20

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Dec 2020	Jan-Dec 2019
Cash flow from operating activities
Profit before income tax and social contribution	1,326,002	4,677,942
Adjustment for:
Depreciation and amortization	2,037,112	1,780,094
Residual value of property, plant and equipment and intangible assets written-off	16,590	45,434
Allowance for doubtful accounts	444,826	128,099
Mauá agreement	(280,774)	-
Santo André agreement	-	(1,336,908)
Provision and inflation adjustment	444,090	384,620
Interest calculated on loans and financing payable	559,931	568,679
Inflation adjustment and foreign exchange gains (losses) on loans and financing	2,267,179	280,526
Interest and inflation adjustment losses	20,931	46,038
Interest and inflation adjustment gains	(46,946)	(39,547)
Financial charges from customers	(344,513)	(364,291)
Margin on intangible assets arising from concession	(86,477)	(65,172)
Provision for Consent Decree (TAC) and Knowledge Retention Program (KRP)	1,684	(130,345)
Equity result	(14,136)	(3,701)
Interest and inflation adjustment (Public-Private Partnership)	424,639	397,576
Provision from São Paulo agreement	142,232	135,013
Pension obligations	136,585	267,423
Other adjustments	5,283	5,863
	7,054,238	6,777,343
Changes in assets
Trade accounts receivable	(213,084)	(72,538)
Accounts receivable from related parties	83,419	26,358
Inventories	(34,394)	(4,858)
Recoverable taxes	(342,127)	239,437
Escrow deposits	35,630	(12,302)
Other assets	(36,264)	(1,966)
Changes in liabilities
Trade payables and contractors	(248,404)	(349,037)
Services payable	(162,560)	(114,957)
Accrued payroll and related charges	(185,020)	159,794
Taxes and contributions payable	384,676	63,276
Deferred Cofins/Pasep	5,751	2,863
Provisions	(227,596)	(241,674)

21

Pension obligations	(123,014)	(221,784)
Other liabilities	(13,306)	(92,637)
Cash generated from operations	5,977,945	6,157,318

Interest paid	(626,625)	(737,326)
Income tax and contribution paid	(373,112)	(1,222,747)

Net cash generated from operating activities	4,978,208	4,197,245

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(3,299,657)	(3,195,247)
Restricted cash	(9,724)	5,882
Financial investments	(3,411,146)	-
Increase/(decrease) in investment	(5,734)	240
Purchases of tangible assets	(42,407)	(78,159)
Net cash used in investing activities	(6,768,668)	(3,267,284)

Cash flow from financing activities
Loans and financing
Proceeds from loans	4,777,474	1,793,388
Repayments of loans	(3,244,099)	(2,148,198)
Payment of interest on shareholders'equity	(890,095)	(739,996)
Public-Private Partnership – PPP	(543,346)	(548,079)
Program Contract Commitments	(166,283)	(63,057)
Net cash used in financing activities	(66,349)	(1,705,942)

Increase/(decrease) in cash and cash equivalents	(1,856,809)	(775,981)

Represented by:
Cash and cash equivalents at beginning of the year	2,253,210	3,029,191
Cash and cash equivalents at end of the year	396,401	2,253,210
Increase/(decrease) in cash and cash equivalents	(1,856,809)	(775,981)

22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 25, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.